Exhibit 99.1

Safe-T Group Reports Record Second Quarter 2021 Financial Results

Revenue Increases 66% Versus Q2 2020

HERZLIYA, Israel, August 26, 2021 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a global provider of cyber-security and privacy solutions to consumers and enterprises, today announced record financial results for the three and six-month periods ended June 30, 2021.

●	Revenues for the three-month period ended June 30, 2021, reached a record high, and totaled $1,784,000, an increase of 66% compared to $1,077,000 in the three-month period ended June 30, 2020.
●	Revenues for the six-month period ended June 30, 2021, amounted to $3,131,000 (first six months of 2020: $2,165,000).
●	The Company’s cash and cash equivalents and short-term investments balances at the end of the quarter were $19,304,000.

Shachar Daniel, Chief Executive Officer of Safe-T Group, said, “The second quarter of 2021 was underlined by significant revenue expansion, culminating in record-breaking year-over-year revenue growth. These accomplishments are the result of our continued investments in making Safe-T Group a world-class cybersecurity and privacy provider. From the increased demand for our privacy platform to growing partnerships for our ZoneZero® solution, it has been a very productive quarter highlighted by the recently announced acquisition of CyberKick. The successful integration of CyberKick during the 3rd quarter, which joins our previous acquisitions, further validates our strategy to acquire innovative technologies and enroll talented entrepreneurs. Based on the great preliminary results we achieved during the first half of the 3rd quarter of 2021 - I believe that we will continue to achieve exponential growth in the coming future”.

“We acquired our privacy platform, NetNut, back in 2019, which generated then, pre-acquisition, around $0.5 million of revenues per quarter. By the end of this year, we believe that this platform will generate between $1.5 million to $2.0 million of revenues per quarter. For us it is significant evidence that we are choosing the right companies and improve them.”

Second Quarter and Recent Business Developments:

●	We completed the acquisition of CyberKick Ltd., a consumer-focused cybersecurity company that generated revenue on unaudited basis of approximately $4.2 million in 2020.
●	Our ZoneZero® solution was added to the National Aeronautics and Space Administration (NASA) Solution for Enterprise-Wide Procurement contract vehicle (SEWP-V) and received its product registration approval from the U.S. General Services Administration (GSA), increasing the addressable market with sales to federal government agencies and approved contractors.
●	We won the coveted “Hot Company in Access Control” and “Best Product in Micro-segmentation” awards at the 9th Annual Global InfoSec Awards during the RSA 2021 Conference.
●	We partnered with ELCA Informatique SA, the largest independent IT and cybersecurity consulting firm in Switzerland, opening the resale of the ZoneZero® products and solutions across Switzerland.
●	During the quarter, our ZoneZero® solutions were recognized by several leading security and technology analysts including: Gartner’s “Emerging Technologies: Adoption Growth Insights for Zero Trust Network Access” report; highlighted in Forrester’s New Tech: Zero Trust Network Access, Q2 2021 Forrester’s Landscape Overview of 34 Providers report, and named as a 2021 emerging leader in the Zero Trust Network Security market by Quadrant Knowledge Solutions.
●	We announced our collaboration with Thales on Zero Trust Access Solutions to address work-from-home (WFH) secure access vulnerabilities.
●	We participated at GISEC 2021 in Dubai as a sponsor and exhibitor, showcasing ZoneZero® at the Arab world’s largest cybersecurity event.

“Looking ahead, we expect to continue our strong growth as we invest in our innovative cybersecurity and privacy platform products, targeted at the large enterprise and consumer market segments, as well as to continue our pursuit of potentially lucrative acquisitions that can deliver valuable technology and partnerships and further advance our team with accomplished cybersecurity entrepreneurs. We will continue to invest our cash in a disciplined and efficient manner to ensure we can meet the high demand we are seeing from top tier customers and partners around the globe, which has led the Company to an attractive eight-fold increase in annual revenue run-rate since the second quarter of 2019.”

Mr. Daniel concluded: “Our record second quarter performance demonstrates the positive impact of our investment and growth strategy over the last two years and is now producing strong growth in the third quarter. We remain confident that our strategy, combined with the hypergrowth of the global billion-dollar privacy and security markets, will sustain our further expansion and provide long term value to our shareholders.”

Additional details on the Company’s financials, products and strategy can be found in the Company’s updated presentation.

Financial Results for the Three and Six Months Ended June 30, 2021:

●	Total revenues in Q2.2021 amounted to $1,784,000 (Q2.2020: $1,077,000) and $3,131,000 for H1.2021 (H1.2020: $2,165,000). The growth is attributed to the increase in enterprises privacy business revenues generated by our privacy platforms, partially offset by a decrease in the revenues of the SDE product.
●	Cost of revenues in Q2.2021 totaled $979,000 (Q2.2020: $570,000), and for H1.2021 totaled $1,883,000 (H1.2020: $1,121,000). The increase is mainly a result of growth in revenue from enterprises privacy business, which involves higher internet services providers costs, and also due to additional staffing on the part of the enterprises privacy and security solutions, resulting in higher salary-related costs.
●	Research and development expenses in Q2.2021 totaled $781,000 (Q2.2020: $399,000), and $1,483,000 in H1.2021 (H1.2020: $793,000). The increase is mainly attributed to higher enterprises privacy business development costs due to an extension of the enterprise privacy solutions activity, subcontractors’ costs related to the Zero Trust solutions and share-based compensation.
●	Sales and marketing expenses in Q2.2021 totaled $1,308,000 (Q2.2020: $919,000) and $2,430,000 in H1.2021 (H1.2020: $1,781,000). The increase is primarily attributed to higher professional services expenses related to the marketing and sales of the Zero Trust solutions, as well as an increase in share-based compensation.
•	General and administrative (G&A) expenses in Q2.2021 totaled $1,487,000 (Q2.2020: $918,000) and $2,587,000 for H1.2021 (H1.2020: $1,495,000). The increase is mainly due to higher professional fees, predominantly legal in connection with intellectual property protection and others, as well as share-based compensation, slightly offset by reduced salary costs attributable to G&A.

●	IFRS net loss in Q2.2021 totaled $2,370,000, or $0.00 basic loss per ordinary share (Q2.2020: net loss of $2,227,000, or $0.01 basic loss per ordinary share).

●	IFRS net loss for H1.2021 totaled $4,883,000, or $0.00 basic loss per ordinary share (H1.2020: loss of $1,544,000, or $0.01 basic loss per ordinary share). The main increase in the IFRS net loss other than the items discussed above, is due to $2.3 million of financial income in the first half of 2020 as a result of revaluations of the finance liabilities that reduced the IFRS net loss accordingly.
●	Non-IFRS net loss in Q2.2021 totaled $2,114,000, or $0.00 basic loss per ordinary share (Q2.2020: loss of $1,321,000, or $0.00 basic loss per ordinary share).
●	Non-IFRS net loss for H1.2021 was $4,066,000, or $0.00 basic loss per ordinary share (H1.2020: loss of $2,309,000, or $0.01 basic loss per ordinary share). The increase in the non-IFRS net loss is a result of the items discussed above.

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below on the Company’s net loss (profit) for the six- and three-month periods ended June 30, 2021 and 2020, and for the year ended December 31, 2020:

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2021	2020	2021	2020	2020

Net loss for the period	4,883	1,544	2,370	2,227	7,845
Issuance and acquisition costs	-	156	-	156	156
Amortization and impairment of intangible assets and goodwill	541	1,307	272	253	3,781
Share-based compensation	565	41	236	12	742
Finance liabilities at fair value	(289)	(2,269)	(252)	485	(2,987)
Total adjustment	817	(765)	256	906	1,692
Non-IFRS net loss	4,066	2,309	2,114	1,321	6,153

Balance Sheet Highlights:

●	As of June 30, 2021, shareholders’ equity totaled $24,833,000, or approximately $0.96 per outstanding ADS as of June 30, 2021, compared to shareholders’ equity of $16,216,000 on December 31, 2020. The increase is due mainly to the February 2021 registered direct offering and warrants exercises, partially offset by the Company’s operating loss during the first six months of 2021.
●	As of June 30, 2021, the Company’s cash and cash equivalents balance and short-term investments balance aggregated $19,304,000, compared to $11,017,000 on December 31, 2020.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Second Quarter 2021 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer, and Mr. Shai Avnit, Chief Financial Officer, will host a conference call on August 26, 2021, at 08:30 a.m. ET, to discuss the financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Thursday, August 26, 2021
Time:	8:30 a.m. Eastern time, 5:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1-809-406-247
International dial-in number:	1-201-689-8562
Conference ID:	13722365

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=146256 and via the investor relations section of the Company's website at www.safe-t.com.

A replay of the conference call will be available after 11:30 a.m. Eastern time through September 26, 2021.

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13722365

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational access use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Safe-T’s solutions on AWS Marketplace are available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, the expected demand for Safe-T’s products, the expected benefits of its investments, the future revenues of the NetNut platform, expected future growth, further expansion and long term value to shareholders, and the potential for additional acquisitions. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745

investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	June 30,		December 31,
	2021	2020	2020
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	13,122	9,771	11,017
Short-term investments	6,182	-	-
Trade receivables	615	547	645
Other receivables	544	380	897
Total current assets	20,463	10,698	12,559

Non-current assets:
Long-term restricted deposits	89	82	89
Long-term deposit	57	47	50
Property and equipment, net	124	195	144
Right of use assets	605	393	543
Goodwill	5,387	6,077	5,387
Intangible assets, net	3,845	4,100	4,201
Total non-current assets	10,107	10,894	10,414
Total assets	30,570	21,592	22,973

Liabilities and equity
Current liabilities:
Trade payables	280	102	274
Other payables	1,668	1,130	1,358
Short-term contract liabilities	367	439	441
Short-term contingent consideration	250	1,000	915
Derivative financial instruments	1,553	1,978	1,448
Short-term lease liabilities	403	175	298
Total current liabilities	4,521	4,824	4,734

Non-current liabilities:
Long-term contract liabilities	38	33	41
Long-term lease liabilities	347	264	365
Deferred tax liabilities	673	918	793
Contingent consideration	-	-	684
Liability in respect of the Israeli Innovation Authority	158	122	140
Total non-current liabilities	1,216	1,337	2,023
Total liabilities	5,737	6,161	6,757

Equity:
Ordinary shares		-	-
Share premium	85,159	64,821	71,492
Other equity reserves	15,088	14,841	15,256
Accumulated deficit	(75,414)	(64,231)	(70,532)
Total equity	24,833	15,431	16,216
Total liabilities and equity	30,570	21,592	22,973

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,131	2,165	1,784	1,077	4,886
Cost of revenues	1,883	1,121	979	570	2,499
Gross profit	1,248	1,044	805	507	2,387

Research and development expenses	1,483	793	781	399	2,202
Sales and marketing expenses	2,430	1,781	1,308	919	4,215
General and administrative expenses	2,588	1,495	1,488	918	4,197
Impairment of goodwill	-	800	-	-	2,759
Contingent consideration measurement	(434)	430	(434)	-	345
Operating expenses	(6,067)	(5,299)	(3,143)	(2,236)	(13,718)

Operating loss	(4,819)	(4,255)	(2,338)	(1,729)	(11,331)

Finance income (expenses), net	(140)	2,589	(70)	(559)	3,240
Tax benefit, net	76	122	38	61	246
Net income (loss)	(4,883)	(1,544)	(2,370)	(2,227)	(7,845)

Basic loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

Diluted loss per share	(0.00)	(0.02)	(0.00)	(0.01)	(0.02)